Kirkpatrick & Lockhart Nicholson Graham LLP
                              599 Lexington Avenue
                          New York, New York 10022-6030


                                                     March 13, 2006


VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Division of Investment Management

Re:   WisdomTree Trust
      Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of WisdomTree Trust (the "Trust"), transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "Investment Company Act"), is the Trust's initial Registration Statement on Form N-1A, including the exhibits thereto.

Prior to this filing, the Trust transmitted for filing with the Commission under the Investment Company Act the Trust's Notification of Registration on Form N-8A.

Should you have any questions relating to this filing, please contact the undersigned at (212) 536-4852 or Robert J. Borzone, Jr. of this Firm at (212) 536-4029. Thank you for your consideration of this filing.


                                    Very truly yours,

                                    /s/ A. Michael Primo

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